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SIEVE

Here at Sieve, We Offer Accelerated Trial Success

Founded by Arti Bhosale and Sameer Bhoite, Sieve aims to address long-standing issues plaguing traditional clinical trial enrollment processes and solve the problem fundamentally. Based on experience, research, and detailed discussions, both Bhosale and Bhoite realized that today's advancements in Artificial Intelligence could be leveraged to address the issue of low trial enrollments through process automations.

We're getting excited about the future of Clinical Trials.

As members of the Sieve family, we know you share this passion with us. So today, we're sharing some epic news that will transform the future of our company: we're launching an equity crowdfunding campaign on WeFunder. This is an amazing opportunity for those who value leveraging artificial intelligence technology to enhance operational efficiencies.

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SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4569

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SIEVE

Sieve's approach to increase access to clinical trials differentiates them from their competitors.

Sieve provides technology and collaborates with the organizations conducting the trials on the ground. Clinical trial processes are accelerated and optimized through Sieve's SaaS platform, eliminating the most significant and critical bottleneck. Sieve's platform allows users to enroll patients up to 25X faster as compared to traditional manual processes which in turn could reduce the trial enrollment and execution timelines by up to 3X.

This unique SaaS platform allows:

- Relieved administrative burden allowing more time for clinical operations and patient care
- Automated & Faster enrollments
- Accelerated and optimized trial execution
- Ability to proactively evaluate trial success and required efforts

Join our mission!

If you're as passionate as we are about Sieve's approach to reducing the administrative burden and eliminating process inefficiencies to accelerate new treatment developments, we'd love to join you on our WeFunder campaign! Invest today!

I WANT TO LEARN MORE



SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4569

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SIEVE

Meet Arti Bhosale, Sieve Co-Founder and CEO.

With all the buzz around Sieve's innovative B2B SaaS platform, we thought you might like to meet one of its creators.

"In recent years, we as an industry have started to realize that the long-standing industry problem of low trial enrollments needs to be addressed at the grassroots level. The solutions/approaches used until now are not enough to address the issue substantially. The volume of willing participants for clinical trials has not been the cause of lower trial enrollments. Thus, the current solutions, which focus mainly on increasing the number/volume of patients suitable for trial participation, are insufficient. The tremendous administrative burden of overworked physicians and research team members by the manual process required for trial matching and recruitment management presents the biggest hurdle. Hence pioneering solutions like Sieve that provide relief from this redundant and manual process will enable providers and research sites to achieve their recruitment targets easily," states Bhosale.

Sieve provides automated clinical trial matching and recruitment management for physicians, research sites, and study sponsors, leading to enhanced efficiency and faster trial enrollments. Sieve's platform mimics yet automates the traditional trial enrollment processes allowing for optimization with minimal adoption efforts.

Join Arti Bhosale Revolution!

Listen to Arti talk about Sieve's efforts and mission

Podcast: Episode 44: Arti Bhosale, Sieve Health →

Podcast: Episode 16: A proactive approach to patient recruitment, reducing human limitations & missed opportunities →

If you're as passionate as we are about Sieve's approach to reducing the administrative burden and eliminating process inefficiencies to accelerate new treatment developments, we'd love to join you on our WeFunder campaign! Invest today!

I WANT TO LEARN MORE



SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4689

View this email in your browser

SIEVE

Accelerate new treatment developments for the people that need them

Sieve's passion is reflected in its: WHY are we doing this? We want to accelerate new treatment developments because many patients and their caregivers are waiting for those advances in medicine.

Everyone, including us, has family, friends, colleagues, or someone else we love who we have lost or know is suffering because a new or advanced treatment option was buried under administrative overload or delayed in development.

Sieve's AI system significantly reduces this administrative burden with automation and matches trials with patients in a fraction of the time needed to do this process manually. Sieve's proprietary algorithm utilizes Natural Language Processing technology to mimic the process of reviewing records manually.

ACCELERATED TRIAL ENROLLMENTS = ACCELERATED TRIAL COMPLETION = ACCELERATED TREATMENT ADVANCEMENTS

Sieve's intuitive platform additionally offers:

- Automated Clinical Trial Matching process with enhanced accuracy
- Shorter Screening and Recruitment timelines
- Broaden the Scope of Patient Recruitment to increase the count of eligible patients
- Enhance Diversity in Clinical Trial Participation

Join Sieve and be a part of the future of clinical research!

As members of the Sieve family, we know you share this passion with us. So today, we're sharing some epic news that will transform the future of our company: we're launching an equity crowdfunding campaign on WeFunder. This is a fantastic opportunity for those who value leveraging artificial intelligence technology to enhance operational efficiencies.

I WANT TO LEARN MORE



SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4069

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SIEVE
A Chance to Invest in an Innovative Platform Improving Clinical Trials.

We have a BIG announcement today!

Sieve, a SaaS company that uses Artificial Intelligence to address the issue of low clinical trial enrollments, will host a special Q&A on Zoom to discuss how Sieve leverages artificial intelligence technology to enhance operational efficiencies in clinical trials.

When: Wednesday, June 15, 2022 | 1-1:45PM ET

Where: Zoom. Register to join the live conversation here.

What: Sieve Co-Founders Arati Bhosale and Sameer Bhoite will discuss how their advanced, intuitive platform is leveraging artificial intelligence technology to enhance operational efficiencies for multiple Clinical Research Stakeholders by automating clinical trial recruitment workflows and the launch of their crowdfunding campaign on WeFunder.

Moderated by Doug French

REGISTER TO ATTEND OUR LIVE EVENT

SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4569

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SIEVE
A Chance to Invest in an Innovative Platform
Improving Clinical Trials.
June 15th - 1PM to 1:45PM (EST)
Arati Bhosale
Sameer Bhoite

Registration is Closing Soon!

There's still time to join the webinar via Zoom today, where Sieve, a SaaS company that uses Artificial Intelligence to boost clinical trial enrollments, will explain how its technology increases operational efficiency.

When: Wednesday, June 15, 2022 | 1-1:45PM ET

Where: Zoom. Register to join.

What: Sieve Co-Founders Arati Bhosale and Sameer Bhoite will discuss how their advanced, intuitive platform is leveraging artificial intelligence technology to enhance operational efficiencies for multiple Clinical Research Stakeholders by automating clinical trial recruitment workflows and the launch of their crowdfunding campaign on WeFunder.

Moderated by Doug French

REGISTER TO ATTEND OUR LIVE EVENT

SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4569

Add us to your address book

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View this email in your browser


SIEVE
A Chance to Invest in an Innovative Platform Improving Clinical Trials.
June 15th - 1PM to 1:45PM (EST)
Arati Bhosale
Sameer Bhoite

Event Starts in One Hour!

The event registration for the Sieve virtual Q&A is closing soon! Don't miss this opportunity to be part of this one-of-a-kind, informative conversation to learn about Sieve and their B2B SaaS platform.

REGISTER NOW TO ATTEND

SIEVE

Our mailing address is:
Sieve Health
3803 Walker Falls Ln
Fulshear, TX 77441-4569

Add us to your address book

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